Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES FOURTH QUARTER AND FISCAL 2015 FINANCIAL
RESULTS AND PROVIDES CORPORATE UPDATE

•	Conference Call & Webcast February 17th at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

Tel Aviv, Israel – February 17, 2016 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome (Fragile X), today announced financial results for the three and twelve months ended December 31, 2015, and provided a corporate update.

Fourth Quarter and Fiscal Year Ended December 31, 2015 Financial Results:

•	Total operating expenses in the fourth quarter and fiscal year 2015 were $5.0 million and $19.7 million, respectively, compared with $6.8 million and $33.1 million in the fourth quarter and fiscal year 2014.
•	Net operating expenses, excluding non-cash stock based compensation of $0.6 million and $2.4 million, respectively, in the fourth quarter and fiscal year 2015 were $4.4 million and $17.3 million, respectively, compared with $6.0 million and $29.0 million in the fourth quarter and fiscal year 2014.
•	Research and development (R&D) expenses in the fourth quarter and fiscal year 2015 were $3.3 million and $13.5 million, respectively, compared with $4.9 million and $25.1 million in the fourth quarter and fiscal year 2014. R&D expenses consist primarily of costs associated with the conduct of our clinical studies.
•	General and administrative (G&A) expenses in the fourth quarter and fiscal year 2015 were $1.3 million and $5.0 million, respectively, compared with $1.4 million and $5.8 million in the fourth quarter and fiscal year 2014. Pre-commercialization expenses in the fourth quarter and fiscal year 2015 were $0.3 million and $1.2 million, respectively, compared with $0.5 million and $2.1 million in the fourth quarter and fiscal year 2014.
•	Cash, cash equivalents and short-term and long-term deposits totaled $69.7 million at December 31, 2015, compared with $35.5 million at September 30, 2015 and $21.7 million at December 31, 2014.

Fourth Quarter and Recent Corporate Updates:

•	On November 13, 2015, Alcobra completed a public equity financing with net proceeds of $38.6 million. The financing was led by healthcare-dedicated institutional investors, and provides the company with sufficient capital to execute its development programs through the end of 2017.
•	The company is currently enrolling patients into the MEASURE study (MDX Evaluation in Adults – Study of Response and Efficacy). The MEASURE study is the company’s second Phase III study of Metadoxine Extended Release (MDX) in adults with ADHD. The study includes design and operational elements to potentially mitigate a placebo response and reduce response variability. Based on trends in recent enrollment rates, the company now expects data from the study by year end 2016.

•	The company is preparing to launch the first of two registration studies with MDX in children with ADHD. This multi-center, Phase II, short-term efficacy study will be placebo-controlled.
•	The company is completing analyses and plans for a Phase III study in adolescents and adult patients with Fragile X, following the November 2015 meeting with the U.S. Food and Drug Administration (FDA). The FDA has previously granted an orphan drug designation and Fast Track designation to MDX for the treatment of Fragile X.
•	Dr. Tomer Berkovitz, Alcobra’s Chief Financial Officer since May 2014, was appointed to the additional position of Chief Operating Officer, effective January 1, 2016.

Conference Call & Webcast

Wednesday, February 17, 2016 at 8:30 a.m. Eastern

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	34475008
Webcast:	http://www.alcobra-pharma.com/events.cfm

Replays available through March 2, 2016
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	34475008

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of MDX, a proprietary drug candidate, to treat cognitive disorders including ADHD and Fragile X. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.

Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding sufficiency of capital resources, the timing of launching and reporting results of clinical studies, design of future clinical studies and Alcobra’s ability to better design clinical studies and reduce high placebo response and response variability. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise. Also, while Alcobra has received Fast Track designation for MDX for the treatment of Fragile X, the company cannot guarantee that it will be able to maintain such designation due to reasons within or outside of its control. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Alcobra Pharma Ltd.

Consolidated Statements of Operation

(In thousands, except share and per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014

Research and development	$3,335	$4,908	$13,461	$25,105
Pre commercialization expenses	314	483	1,245	2,134
General and administrative	1,325	1,436	4,992	5,839

Total operating expenses	4,974	6,827	19,698	33,078

Financial income, net	(104)	(33)	(300)	(227)

Loss before taxes on income	4,870	6,794	19,398	32,851
Tax on income	17	8	51	(17)

Net loss attributable to holders of Ordinary shares	$4,887	$6,802	$19,449	$32,834

Net basic and diluted loss per share	(0.20)	$(0.50)	(0.90)	$(2.40)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	24,136,669	13,702,440	21,638,207	13,674,818

Alcobra Pharma Ltd.

Consolidated Balance Sheet Data

(In thousands)

ASSETS

	December 31,
	2015	2014
Current assets:
Cash and cash equivalents	$16,658	$2,176
Short-term bank deposits	34,022	19,522
Prepaid expenses and other current assets	1,666	428

Total current assets	52,346	22,126

Long-term assets:
Long term bank deposits	19,000	-
Other long-term assets	110	95
Property and equipment, net	227	97

Total long-term assets	19,337	192

Total assets	$71,683	$22,318

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$57	$305
Accrued expenses and other liabilities	2,295	2,070

Total current liabilities	2,352	2,375

Shareholders’ equity:
Ordinary shares	74	39
Additional paid-in capital	140,274	71,472
Accumulated deficit	(71,017)	(51,568)

Total shareholders’ equity	69,331	19,943

Total liabilities and shareholders’ equity	$71,683	$22,318

Alcobra Pharma Ltd.

Consolidated Cash Flow Data

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014

Cash flow from operating activities:
Net loss	$(4,887)	$(6,802)	$(19,449)	$(32,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	12	10	51	31
Stock based compensation	579	787	2,365	4,089
Change in operating assets and liabilities:
Prepaid expenses and other current assets	205	786	(1,077)	(313)
Other long-term assets	(23)	9	(15)	(38)
Trade payables	(470)	(1,227)	(248)	258
Accrued expenses and other liabilities	305	(1,303)	225	481

Net cash used in operating activities	(4,279)	(7,740)	(18,148)	(28,326)

Cash flow from investing activities:
Purchase of property and equipment, net	(89)	-	(181)	(79)
Proceeds from (investment in) short-term bank deposit, net	(8,485)	7,202	(14,500)	8,486
Investment in long-term bank deposit	(19,000)	-	(19,000)	-
Change in restricted cash	(15)	-	(161)	-

Net cash provided by (used in) investing activities	(27,589)	7,202	(33,842)	8,407

Cash flow from financing activities:
Issuance of shares upon public offering, net	38,556	-	66,459	-
Exercise of options	-	-	13	-

Net cash provided by financing activities	38,556	-	66,472	-

Increase (decrease) in cash and cash equivalents	6,688	(538)	14,482	(19,919)

Cash and cash equivalents at the beginning of the period	9,970	2,714	2,176	22,095

Cash and cash equivalents at the end of the period	$16,658	$2,176	$16,658	$2,176

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